UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File No.: 001-50913

SHINECO, INC.
(Exact name of registrant as specified in its charter)

Room 3106, Building B,
#39 East 3rd Ring Middle Road, Chaoyang District, Beijing, PR China 100022
(0086) 10-58693011
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)(i)	☐ Rule 12g-4(a)(2)(ii)	☐ Rule 12h-3(b)(2)(i)
☒ Rule 12g-4(a)(1)(ii)	☐ Rule 12h-3(b)(1)(i)	☐ Rule 12h-3(b)(2)(ii)
☐ Rule 12g-4(a)(2)(i)	☐ Rule 12h-3(b)(1)(ii)	☐ Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Shineco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2008	By: /s/ Yuying Zhang
Yuying Zhang
Shineco, Inc.
President, Chief Executive Officer and Director